SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                         PAN ASIA COMMUNICATIONS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   30213S 207
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                                 (CUSIP number)

                            UNINET TECHNOLOGIES INC.
                          SUITE 104 - 780 BEATTY STREET
                   VANCOUVER, BRITISH COLUMBIA CANADA V6B 2M1
                                 (604) 648-2090
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                JANUARY 21, 2003
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             (Date of event which required filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].

CUSIP NO. 30213S 207                    13D                    PAGE 2 OF 5 PAGES

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1    NAME OF REPORTING PERSONS

     UNINET TECHNOLOGIES INC.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*            (a) [ ]
                                                                (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH COLUMBIA, CANADA (UNINET TECHNOLOGIES INC.)
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   NUMBER OF        7    SOLE VOTING POWER
                         1,051,986 COMMON SHARES
    SHARES          ------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY
                         0
   OWNED BY         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
     EACH
                         1,051,986 COMMON SHARES
   REPORTING        ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
  PERSON WITH
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,051,986 COMMON SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6%
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14   TYPE OF REPORTING PERSON*

     CO
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
CUSIP NO. 30213S 207                    13D                    PAGE 3 OF 5 PAGES

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1    NAME OF REPORTING PERSONS

     MICHAEL JACKSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a) [ ]
                                                               (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADIAN (MICHAEL JACKSON)
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                    7    SOLE VOTING POWER
   NUMBER OF
                         1,051,986 COMMON SHARES
    SHARES          ------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY
                         0
   OWNED BY         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
     EACH
                         1,051,986 COMMON SHARES
   REPORTING        ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
  PERSON WITH
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,051,986 COMMON SHARES

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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
CUSIP NO. 30213S 207                    13D                    PAGE 4 OF 5 PAGES


ITEM 1.   SECURITY AND ISSUER.

This Statement relates to Common Shares, with par value of $0.015, of PanAsia Communications Corp. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1001, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is being filed by:

     (a)  Michael Jackson

     (b)  Address: 3839 Cypress Street, Vancouver, British Columbia, Canada V6J
          3P4

     (c)  Mr. Jackson is not an officer or director of the Issuer.

     (d) During the last five years, Mr. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Jackson has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Jackson is a citizen of Canada.

     (g) Mr. Jackson is an investor and the controlling shareholder of Uninet Technologies Inc.

     (h) Uninet Technologies Inc. is a Canadian corporation incorporated under the Company Act of British Columbia, Canada and is wholly controlled by Mr. Jackson.

     (i) Address: Suite 104, 780 Beatty Street, Vancouver, British Columbia, Canada V6B 2M1

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 1,051,986 Common Shares of the Issuer acquired by Mr. Jackson in the transaction(s) giving rise to the obligation to file this report, 1,051,986 Common Shares of the Issuer are owned directly and indirectly by Mr. Jackson, through Uninet Technologies Inc., a company wholly controlled by Mr. Jackson.

Of the 1,051,986 Common Shares of the Issuer directly and indirectly acquired by Mr. Jackson, 1,030,636 Common Shares were issued to him without the payment of any additional consideration as part of a debt settlement agreement with Uninet Technologies Inc. to settle debts of $15,459.54.

ITEM 4.  PURPOSE OF TRANSACTION.

On January 21, 2003, Mr. Jackson acquired 1,030,636 Common Shares in the Issuer indirectly through Uninet Technologies Inc. Following the issuance of the 1,030,636 Common Shares of the Issuer on January 21, 2003, which transaction gave rise to the obligation to file this report, Mr. Jackson owned a total of 1,051,986 Common Shares of the Issuer directly and indirectly through Uninet Technologies Inc. which transaction gave rise to the obligation to file this report.

Subject to market and business conditions and other factors, Mr. Jackson, either directly himself or through Uninet Technologies Inc., may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Jackson contemplates that such additional shares, if any, would also be purchased for investment purposes only.

CUSIP NO. 30213S 207                  13D                      PAGE 5 OF 5 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Michael Jackson are 1,051,986 and 6%, respectively.

(b)  See Items 7 through 10 on the Cover Pages of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Jackson and any other person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 6, 2003
                                         ---------------------------------------
                                                         (Date)


                                                   /s/ Michael Jackson
                                         ---------------------------------------
                                                       (Signature)


                                                     Michael Jackson
                                         ---------------------------------------
                                                       (Name/Title)


                                             UNINET TECHNOLOGIES INC., by its
                                                   authorized signatory:


                                                   /s/ Michael Jackson
                                         ---------------------------------------
                                                       (Signature)

                                         Michael Jackson, Director and President
                                         ---------------------------------------
                                                       Name/Title


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